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Tel: +1.714.540.1235 Fax: +1.714.755.8290
www.lw.com

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October 13, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549
Attention: Suying Li; Joel Parker; Nicholas Lamparski; Jacqueline Kaufman

Re:	Winc, Inc.

Registration Statement on Form S-1

Filed on September 27, 2021

File No. 333-259828

Ladies and Gentlemen:

On behalf of Winc, Inc. (the “Company”), we submit this letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company originally filed the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) with the Commission on September 27, 2021.

Following prior conversations with the Staff, the Company advises the Staff as follows with respect to its disclosure of preliminary results for the three months ended September 30, 2021 (the “Flash Disclosure”) included in its filing of the Registration Statement on the date hereof:

•	the Company has prepared the estimated ranges included in the Flash Disclosure with consideration given to making such ranges sufficiently narrow to be meaningful;

•	where the Company’s results for the three months ended September 30, 2021 mark a contrast from the Company’s historical trends, the Company has provided in the Flash Disclosure an analysis of the change in trends; and

•	in order to put its preliminary results for the three months ended September 30, 2021 in context, the Company has included its estimates of DTC cost of revenues, wholesale cost of revenues and other cost of revenues for the three months ended September 30, 2021 in the Flash Disclosure.

October 13, 2021

We thank you in advance for your consideration of the foregoing. Please do not hesitate to contact me by telephone at (714) 755-8008 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Drew Capurro

Drew Capurro
of LATHAM & WATKINS LLP

cc:	Geoffrey MacFarlane, Winc, Inc. Carol Brault, Winc, Inc.

Matthew Thelen, Winc, Inc.

Brian Cuneo, Latham & Watkins LLP
Richard Truesdell, Davis Polk & Wardell LLP

Jennifer Ying Lan, Davis Polk & Wardell LLP